Filed by Brookfield Asset Management Inc.
               Pursuant to Rule 425 under the Securities Act of 1933, as amended

                                          Subject Company: The Mills Corporation
                                                     Commission File No. 1-12994

                                                         Dated: January 30, 2007

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Brookfield Asset Management

News Release

             BROOKFIELD PURCHASES US$1 BILLION SENIOR LOAN FACILITY
                           TO THE MILLS CORPORATION

   Also Provides $500 Million Credit Facility to Advance Business Initiatives

TORONTO, Ontario, January 30, 2007 - Brookfield Asset Management (NYSE and TSX:BAM) today announced the completion of the previously announced purchase of an existing senior credit facility of US$1,053 million from Goldman Sachs Mortgage Company, as Administrative Agent, to The Mills Corporation (NYSE:MLS) of Chevy Chase, Maryland. The existing loan was concurrently amended to, among other things, provide for an additional $500 million revolving loan facility to The Mills Corporation, to remove the requirement for the Company to file its financial statements for 2005 and 2006 by specified dates, establish a liquidation plan and extend the maturity. The proceeds from the revolving credit facility will be used to fund operating requirements, working capital and advance other business initiatives.

The loan, which was originally made by Goldman Sachs on May 19, 2006, was extended and amended numerous times and has a current maturity of March 31, 2007. Following the purchase by Brookfield and related amendment, the credit facility now has a maturity of January 31, 2008 and may be extended to April 30, 2008 if the termination date of the merger agreement between Brookfield and The Mills Corporation is similarly extended. The loan purchase was part of the January 17, 2007 announcement of the planned acquisition of The Mills Corporation by Brookfield and will provide needed financial flexibility between now and the closing of the acquisition.

"The acquisition of the Goldman Sachs loan facility represents an integral part of our plan to acquire The Mills Corporation, solidify its financial position and establish a platform for growth of its regional and concept shopping mall business," said Steve Douglas, Managing Partner at Brookfield. "While there are still key steps that The Mills Corporation must complete to allow the transaction to proceed, including the finalization of its financial statements, we believe that our commitment as a long-term, patient investor capable of dealing with complex, multiparty restructurings, together with our financial support will help to provide stability to The Mills Corporation."



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About Brookfield Asset Management

Brookfield Asset Management Inc. (NYSE/TSX:BAM), focused on property, power and infrastructure assets, has over US$50 billion of assets under management and is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM. For more information, please visit Brookfield's website at www.brookfield.com.

Contact:

Katherine C. Vyse
SVP, Investor Relations and
Communications
Brookfield Asset Management
(416) 369-8246
kvyse@brookfield.com
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Statements in this press release that are not historical - including, among other things, as to the expected timing of the completion of the merger and the prospects and stability of The Mills' operations - may be deemed forward-looking statements within the meaning of U.S. federal securities laws or forward-looking information within the meaning of Canadian Provincial securities laws. Although Brookfield believes the expectations reflected in any forward-looking statements are based on reasonable assumptions, no assurance can be given that these expectations will be attained and it is possible that actual circumstances and results may differ materially from those indicated or implied by these forward-looking statements due to a variety of risks and uncertainties. The completion of and benefits from Brookfield's involvement with The Mills and the merger transaction are subject to certain risks and uncertainties, including required approvals of The Mills' stockholders and regulatory agencies, the other conditions to the completion of the merger, the possibility that the anticipated benefits of the merger cannot be fully realized or may take longer to realize than expected, and other risk factors relating to The Mills business and its industry as detailed from time to time in The Mills' reports filed with the SEC. Brookfield undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The reader is directed to The Mills' various filings with the SEC, including quarterly reports on Form 10-Q, reports on Form 8-K and its annual reports on Form 10-K, for a discussion of such risks and uncertainties.

Important Information

The Mills and Brookfield intend to file a proxy statement/prospectus with the Securities and Exchange Commission in connection with the proposed merger. Stockholders of The Mills are urged to read the proxy statement/prospectus when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the proxy statement/prospectus as well as other filings containing information about The Mills and the merger, when available, without charge, at the Securities and Exchange Commission's Internet site (http://www.sec.gov). In addition, copies of the proxy statement/prospectus and other filings containing information about The Mills and the merger can be obtained, when available without charge, by directing a request to The Mills Corporation, Attention: Investor Relations, 5425 Wisconsin Avenue, Suite 500, Chevy Chase, Maryland 20815, by phone at (301) 968-8367, or on The Mills' Internet site at http://www.themills.com.



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The Mills and its officers and directors may be deemed to be participants in the solicitation of proxies from The Mills' stockholders in connection with the merger. Additional information regarding the interests of potential participants in the proxy solicitation will be included in the definitive proxy statement/prospectus and other relevant documents that The Mills intends to file with the Securities and Exchange Commission in connection with the scheduled special meeting of its stockholders.

Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.



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